Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SmartDrone Corporation
2014 Deerbrook Dr
Tyler, TX 75703
https://www.smartdrone.us/

Up to $999,999.84 in Class A Common Stock at $1.23
Minimum Target Amount: $14,999.85

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: SmartDrone Corporation
Address: 2014 Deerbrook Dr, Tyler, TX 75703
State of Incorporation: DE
Date Incorporated: February 25, 2020

Terms:

Equity

Offering Minimum: $14,999.85 | 12,195 shares of Class A Common Stock
Offering Maximum: $999,999.84 | 813,008 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $1.23
Minimum Investment Amount (per investor): $260.76

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you are a friend, customer, or prospect of SmartDrone as of August 2nd, 2024 you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1

Invest $1,000+ within the first 2 weeks | 5% bonus shares.

Early Bird 2

Invest $5,000+ within the first 2 weeks | 10% bonus shares.

Early Bird 3

Invest $10,000+ within the first 2 weeks | 15% bonus shares.

Early Bird 4

Invest $20,000+ within the first 2 weeks | 20% bonus shares.

Early Bird 5

Invest $50,000+ within the first 2 weeks | 25% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1

Invest $5,000+ between [day 35 - 40] and receive 10% bonus shares.

Flash Perk 2

Invest $5,000+ between [day 60 - 65] and receive 10% bonus shares.

Amount-Based Perks

Tier 1 Perk

Invest $1,000+ and be included on our Thank You Page.

Tier 2 Perk

Invest $5,000+ and be included on our Thank You Page + 5% bonus shares.

Tier 3 Perk

Invest $10,000+ and be included on our Thank You Page + 10% bonus shares.

Tier 4 Perk

Invest $25,000+ and be included on our Thank You Page, a 30-minute Zoom call with leadership, + 15% bonus shares.

Tier 5 Perk

Invest $50,000+ and be included on our Thank You Page; a 30-minute Zoom call with leadership, HQ tour with dinner**, + 20% bonus shares.

Tier 6 Perk

Invest $75,000+ and be included on our Thank You Page; a 30-minute Zoom call with leadership, HQ tour with dinner**, 100-acre Ascent Package***, + 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**Travel and lodging at your cost.

***In the contiguous U.S., schedule within 6 months.

<p align="center">The 10% StartEngine Venture Club Bonus</p>

SmartDrone Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $1.23 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $123. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

SmartDrone is an American vertically integrated drone company. We specialize in technology for LiDAR and photogrammetric data collection and processing to increase efficiency, streamline workflows, and maintain accuracy for industries such as land surveying, civil engineering, construction, mining, and more. Our mission is to help bring businesses into the future through our drone-enabled data collection and processing solutions.

SmartDrone, Inc. was incorporated as a Delaware corporation on February 25th, 2020.

SmartDrone has active trademarks for THE U.S.A. DRONE COMPANY™, COLLECT.PROCESS.DELIVER.™, SENSORCORE™, AMP™. Pending trademarks are YOUR DRONE DEPARTMENT™, SMARTDRONE™, EARTHBASE™.

Competitors and Industry

Market

Our total addressable market is expected to grow from $94.96B in 2024 to $689B by 2030.

Our addressable market segments include Commerical Drones, expected to grow from $31.9B in 2023 to $561.1B by 2030; Drone Services, expected to grow from $18.9B in 2024 to $55.65B by 2028; Drone Software, expected to grow from $7.69B in 2024 to $18.25B by 2030; and Surveying & Mapping Services, expected to grow from $36.47B in 2024 to $54.42B by 2030 (compiled from reports from Research and Markets, and The Business Research Company).

Competitors

On the drone sales side, DJI has global dominance estimated at 90% market share. We are "The USA Drone Company™". This is important because the US is implementing laws and regulations to blacklist Chinese drone companies for national security reasons. Because we already have a US-designed and manufactured drone in the marketplace, we believe we are poised to take advantage of the drop in Chinese supply and the massive increase in demand for US drones.

We have seen there are no other fully-integrated LiDAR/Camera drones manufactured in the US. Our feature of a fully-integrated platform is important because it makes our offering extremely easy to use compared to other platforms that have to be put together each time you need to fly, their different components have to be calibrated together, and there is more room for error, and it is harder to troubleshoot problems.

On the Professional Services side, most of the competition are small Drone Service Providers (DSPs). These are owner-operators with a truck, a drone, sometimes some survey equipment, and a handful of customers. In contrast to SmartDrone where we have complete professional rigs in multiple states. We have a bench of direct-hire Field Application Specialists, we have an infrastructure of training and quality control from collection through processing, and we have lower overhead costs per project because of our scale. Because of our scale and depth of staff, we can provide faster delivery on projects.

In our Data Processing department, we have dedicated team members overseen by an ASPRS Scientist/UAV. They are specially credentialed for this type of data work. This type of certified position is beyond the reach of most DSPs.

Because we build our own drone and software and provide services with our direct-hire staff, we are able to provide market-beating customer service to our drone customers. Most of the competition sells through third-party resellers. When they have a problem they are normally redirected to the manufacturer, usually overseas and they may have to wait weeks or more for help. SmartDrone responds in one day and usually has our customers back on track within another day or two. If needed, we send one of our Field Application Specialists to their site to help them get the job done so they can deliver to their customer

From our interviews with over 900 surveyors, we estimate that less than 5% of the 50,000 licensed land surveyors in the US have ever had any type of drone on a project and only about 2% have ever had a LiDAR drone on a project. What we're seeing now is a need for educating the land surveyors and building their trust in drone tech. Because of their reliance on traditional ground-based methods, you could say our biggest competition is traditional ground-based methods.

More context on the competition:

For products:

AgEagle: No LiDAR options.

Skyfish: No LiDAR options.

Freefly Systems: Large and bulky, non-integrated payload drones.

Microdrones: High-priced drones.

Dragonfly: Non-integrated payload drones.

Services:

FlyGuys: No pilots on payroll, all contract. No vertical integration or drone products.

Drone Brothers: Contract pilots only. No specialties and tons of different service offerings.

Frontier Precision: The main focus is reselling hardware.

ArchAerial: No vertical integration or drone products.

Volatus Unmanned Services: Contract pilots only. There are no specialties and tons of different service offerings.

Current Stage and Roadmap

Current Stage

SmartDrone's moat lies in our unique focus on the 50,000 licensed land surveyors in the United States, an underserved segment often overlooked by competitors targeting large enterprises and specialized markets. Our target market consists primarily of small, owner-operated companies with less than 20 staff members, 95% of whom lack drone technology experience.

We design, engineer, and manufacture the Discovery 3 drone, specifically for land surveying. Our dual capability of offering both the drone and professional services provides significant advantages. The Discovery 3 is competitively priced, offers unlimited data processing, is made in the USA, and comes with exceptional customer service from our Field Application Specialists. This ensures immediate expert support and self-reliance, allowing us to gather valuable feedback for R&D.

Moreover, we have engineered proprietary techniques into our aerial platform and software that significantly reduce production costs compared to competitors. These innovations are challenging and expensive for others to duplicate, further strengthening our competitive edge.

By targeting small surveyors at scale, we amass crucial market data that informs our pricing, marketing, and solution development. Our relationship-focused approach builds a strong, loyal customer base, making it difficult for competitors to penetrate this market. As we expand our reach among small surveyors, we also position ourselves to serve large nationwide businesses effectively, leveraging our scale to offer better value and service.

We believe this dual capability of leading the small surveyor market while being equipped to handle large clients ensures our moat is robust and difficult to breach.

We have over $1.5M in revenue to date. We have over 200 (currently 194, should be over 200 by campaign launch) completed projects in 18 states. We are the "Drone Department" for 36 companies and growing.

Our revenue rose from $402K in 2022 to $779K in 2023, growing 94% year-to-year! The cost of Sales for fiscal year 2022 was $346,683, compared to $319,050 in fiscal year 2023. Gross margins for fiscal year 2022 were $55,350, compared to $459,862 in fiscal year 2023. Expenses for fiscal year 2022 were $1,654,993.40 compared to $1,814,531 in fiscal year 2023.

Future Roadmap

We are going to grow from 18 states to all 50, with an eye toward Mexico and Canada. We are going to bring our next drone platform to market which will allow us to increase sales while reducing costs. We are going to build out more applications for our software ecosystem.

We are building our team to capture the lead market share among all American drone companies in land surveying verticals.

Trademarks

We have active trademarks for THE U.S.A. DRONE COMPANY™, COLLECT.PROCESS.DELIVER.™, SENSORCORE™, AMP™. Pending trademarks are YOUR DRONE DEPARTMENT™, SMARTDRONE™, EARTHBASE™.

The Team

Officers and Directors

Name: Robert Cammack

Robert Cammack's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman and Chief Executive Officer
  Dates of Service: February, 2020 - Present
  Responsibilities: As the Founder and CEO of SmartDrone, I drive the company's vision, recruit and retain top talent, and make strategic decisions to ensure our continued growth and success. Robert does not currently receive salary compensation for this role; however, after the company has cumulatively raised over $10M, the Company anticipates Robert will draw a salary of $200,000 annually.

Other business experience in the past three years:

- Employer: Belle Chanson LLC
  Title: Manager

Dates of Service: October, 2010 - Present
Responsibilities: Manage the affairs of the operating arm of a family office.

Other business experience in the past three years:

- Employer: Spero Partners LP
  Title: General Partner via Belle Chanson LLC
  Dates of Service: October, 2010 - Present
  Responsibilities: Spero is the holding company of our family office. I decide and implement an investment strategy.

Other business experience in the past three years:

- Employer: Arrow Ventures Corporation
  Title: CEO
  Dates of Service: June, 2019 - Present
  Responsibilities: Make and implement investment decisions. Note, this was a corporate conversion from its prior name, Arrow Ventures LLC which was started on 12/18/2013.

Name: Traci Nichols

Traci Nichols's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Secretary & Treasurer
  Dates of Service: January, 2021 - Present
  Responsibilities: Traci performs all accounting, human resources, and administrative duties for SmartDrone Corporation. Traci currently receives a salary compensation of $76,575 per year for this role. Traci will be providing Form C sign-off as the Company's Principal Accounting Officer.

Other business experience in the past three years:

- Employer: The ARKEO Foundation
  Title: Treasurer
  Dates of Service: December, 2021 - Present
  Responsibilities: All accounting duties and control of corporate book.

Other business experience in the past three years:

- Employer: Spero Partners LP
  Title: Secretary & Treasurer
  Dates of Service: August, 2020 - Present
  Responsibilities: Perform accounting functions for Spero Partners LP.

Name: Joseph Leporini

Joseph Leporini's current primary role is with SITE, LLC. Joseph Leporini currently services less than 1 because he is a director hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board of Director (Independent)
  Dates of Service: July, 2024 - Present
  Responsibilities: Independent Board of Directors providing external oversight and governance to SmartDrone. Joseph does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: SITE, LLC
  Title: Senior Systems Engineer
  Dates of Service: July, 2024 - Present
  Responsibilities: Lead Senior Systems Engineer supporting PMA 280 Program Executive Office Tucson Detachment.

This Government Office is task with Systems Engineering recertification, depot, incremental capability upgrades (avionics, warhead, M-Code, Radio Modernization, Land-Based Systems, etc.) and production activities on Block IV, V, and Va Tactical Tomahawk cruise missile.

Other business experience in the past three years:

- Employer: Raytheon Technologies
  Title: Program Manager / Sr Principle Systems Engineer
  Dates of Service: June, 2020 - July, 2023
  Responsibilities: - Mitigated SM3 Blk IIA production gaps and Manufacturing Readiness Plan (MRP) challenges through targeted supplier engagements and collaboration (Cobham, Aerojet, TI Squared, Aero Electronics) - Leadership of Value Stream teams to drive factory production to MRP and contract commitments - Drove multiple supplier teams in the execution and capture of opportunities to recover a 3 month production gap and mitigate $11M in gross risk to the SM3 IIA production program. • Lead future roadmap of weapon / missile communications across multiple Standard Missile 3 variants. - Developed roadmap, defined requirements and system architecture for to meet customers next generation communication enhancements (SM-3 Blk II: $20M, SM-3 Blk IB: $140M+) - Lead proposal, baseline, and execution of Enhanced AEGIS Datalink software upgrade ($20M)

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Class A Common Stock in the amount of up to $999,999.84 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family

members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition.

This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
SmartDrone was formed on 02, 25, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SmartDrone has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and $1.5M lifetime revenue. If you are investing in our company, it's because you think that commercial drone mapping services, drones, and software are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and

operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Rapid Technological Change

The drone industry is characterized by rapid technological changes. If SmartDrone fails to keep pace with technological advancements, it may lose its competitive edge and market share.

Product Development Risks

Developing new drone technologies and products involves substantial risks, including technical, operational, and regulatory challenges. Delays or failures in the development process could negatively impact the company's business and financial performance.

Market Acceptance

The success of SmartDrone's products depends on the acceptance of drones by various industries and consumers. There is no assurance that the market will adopt SmartDrone's products at the expected rate, which could impact revenue and profitability.

Competitive Landscape

The drone market is highly competitive, with numerous established companies and startups. Intense competition could lead to pricing pressures, reduced profit margins, and loss of market share.

Regulatory Environment

The drone industry is subject to extensive regulation by various government agencies. Changes in regulations or the introduction of new regulations could increase operational costs, limit market opportunities, or require significant modifications to SmartDrone's products.

Compliance Costs

Ensuring compliance with evolving regulatory requirements may necessitate substantial investment in legal, operational, and technical resources. Non-compliance could result in fines, penalties, or restrictions on operations.

Revenue Volatility

SmartDrone's revenue may fluctuate significantly due to changes in customer demand, product life cycles, and market conditions. Such volatility could affect the company's financial stability and ability to meet its financial obligations.

Capital Requirements

Developing and commercializing drone technology requires significant capital investment. There is no guarantee that SmartDrone will be able to secure additional funding on favorable terms, which could impede growth and development efforts.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Arrow Ventures Corporation	6,580,195	Class F Common Stock	84.23%

The Company's Securities

The Company has authorized Class A Common Stock, and Class F Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 813,008 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 18,000,000 with a total of 1,748,200 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 1,474,230 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 196,649 shares to be issued pursuant to stock options, reserved but unissued.

Rights, Preferences and Restrictions. Please refer to Exhibit F of the Offering Memorandum for a complete list of material rights and preferences associated with Class A and Class F Common shares.

Pursuant to the Company's Articles of Incorporation, Class A Common Stock are designated with the following rights and preferences:

- Voting Rights

- Dividend Rights, if declared by the Board of Directors

- Liquidation Preferences

Certain holders of Class A Common Stock have agreed to a Stock Purchase Agreement, which designates the following additional rights. Investors in this Reg CF campaign will not be subject to the following rights.

- Transfer Restrictions

- Market Stand-Off

- Company Right of First Refusal

Class F Common Stock

The amount of security authorized is 8,000,000 with a total of 7,036,364 outstanding.

Voting Rights

Two votes for each share of Class F Common Stock held.

Material Rights

Rights, Preferences and Restrictions. <u>Please refer to Exhibit F of the Offering Memorandum for a complete list of material rights and preferences associated with Class A and Class F Common shares.</u>

Pursuant to the Company's Articles of Incorporation, Class F Common Stock are designated with the following rights and preferences:

- Voting Rights (2 votes per share)

- Protective Provisions

- Dividend Rights, if declared by the Board of Directors

- Liquidation Preferences

Certain holders of Class F Common Stock have agreed to a Stock Purchase Agreement, which designates the following additional rights.

- Transfer Restrictions

- Drag Along Rights

- Market Stand-Off

- Company Right of First Refusal

- Participation Rights

What it means to be a minority holder

As a minority holder of Class A Common Shares of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company). The Company is contemplating additional future sources of capital including future capital raises.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $1,215,000.00
  Use of proceeds: Research and Development
  Date: September 13, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $402,033 compared to $778,912 in fiscal year 2023.

The increase in revenue was due to both higher drone sales and higher professional services revenue.

Cost of Sales

Cost of Sales for fiscal year 2022 was $346,683 compared to $319,050 in fiscal year 2023.

The cost of sales decreased due to refining our manufacturing process and optimizing our professional services workflows.

Gross Margins

Gross margins for fiscal year 2022 were $55,350. compared to $459,862 in fiscal year 2023.

The increase was due to optimizing our workflows in professional services and growing our professional services, which has a higher gross margin percentage.

Expenses

Expenses for fiscal year 2022 were $1,654,993.40 compared to $1,814,531 in fiscal year 2023.

The increase was primarily due to adding more Field Application Specialists with their onboarding costs and hiring a full-time head of marketing.

Historical results and cash flows:

The Company is currently in the revenue-generating stage. We believe the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are seeing consistent win rates on projects quoted at high margins. Past cash was primarily generated through equity investments, sales revenues from drone sales, and professional services. We aim to expand our market presence and sales into the states we have not yet sold into.

We anticipate challenges associated with geographic expansion into new states. General business operating regulations vary by state, and we'll need to adapt appropriate controls across a variety of states. The regulatory environment for the drone industry is still forming, and costs may arise because of regulatory changes.

The current employment environment is competitive, and sourcing and recruiting personnel can be challenging and come with delays in staffing positions as we drive to accelerate growth.

If significant hiring delays occur, they may negatively impact the company's cash flow, raising the requirement for additional capital.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2024, the Company has capital resources available in the form of a line of credit from Spero Partners LP, a founder-affiliated company, in the amount of $5,000,000 and $39,644 cash on hand. $4,499,998 is drawn against the line, leaving $500,002 available remaining on the line of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support scaling our sales growth and marketing across the United States.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% <This is based on LOC and COH being $539,646 will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 3 months. This is based on a current monthly burn rate of $177,500 for expenses related to Sales operations, continued R&D, and Administration, Inventory.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 20 months. This is based on a projected monthly burn rate of $250,000 for expenses related to Sales operations, continued R&D, and Administration, Inventory.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is contemplating additional future sources of capital including future capital raises.

Indebtedness

- Creditor: Spero Partners LP
  Amount Owed: $4,699,998.00
  Interest Rate: 3.72%
  Maturity Date: May 16, 2027
  Primary Secured Creditor. Balance as of August 5, 2024.

- Creditor: Belle Chanson LLC
  Amount Owed: $100.00
  Interest Rate: 0.0%
  Belle Chanson leases field service trucks to SmartDrone. Material terms of transaction: Trucks are leased at $100 per month, on a month-to-month basis.

- Creditor: Invest In Tyler LLC
  Amount Owed: $54,000.00
  Interest Rate: 0.0%
  Invest In Tyler LLC leases 2014 Deerbrook Dr., Tyler, Texas, 75703 (SmartDrone's headquarters) to SmartDrone for $4,500 per month.

Related Party Transactions

- Name of Entity: Belle Chanson LLC
  Names of 20% owners: Robert Cammack
  Relationship to Company: Equipment Leasing
  Nature / amount of interest in the transaction: Belle Chanson leases field service trucks to SmartDrone.

Material Terms: Trucks are leased at $100 per month, on a month-to-month basis.

- Name of Entity: Spero Partners LP
  Names of 20% owners: Robert Cammack
  Relationship to Company: Lender
  Nature / amount of interest in the transaction: Spero Partners LP is majority-owned and controlled by Robert Cammack. It provides a $5M line of credit and rents trucks to SmartDrone. At the end of 2022, the total amount drawn was $2,021,058, and at the end of 2023, the balance drawn was $3,504,988. As of August 5, 2024, the balance was $4,699,998.
  Material Terms: The line of credit interest rate is 3.72% based on applicable long-term federal rates.

- Name of Entity: Invest In Tyler LLC
  Names of 20% owners: Robert Cammack
  Relationship to Company: Landlord
  Nature / amount of interest in the transaction: It is owned by Spero Partners LP, a Robert Cammack affiliated company.
  Material Terms: Invest In Tyler LLC leases 2014 Deerbrook Dr., Tyler, Texas, 75703 (SmartDrone's headquarters) to SmartDrone for $4,500 per month.

Valuation

Pre-Money Valuation: $10,805,013.72

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company has zero (0) Preferred Stock authorized or outstanding; (ii) all outstanding options with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.85 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $999,999.84, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Hiring
  38.2%
  We will use 38.2% of the funds raised for new hires for sales and field operations.

- Research & Development
  14.0%
  We will use 14% of the funds raised for ongoing R&D.

- Field Operations Equipment
  16.0%
  We will use 16% of the funds raised for Field Operations Equipment.

- Working Capital
  10.0%

We will use 10% of the funds raised for working capital for new product launches.

- Inventory
  7.1%
  We will use 7.1% of the funds raised for inventory.

- Marketing
  6.0%
  We will use 6% of the funds raised for marketing drones and services.

- Accrued Interest Paydown
  1.2%
  We will use 1.2% of the funds raised for accrued interest paydown.

- Reg CF Marketing
  1.0%
  We will use 1% of the funds raised for marketing StartEngine CF Campaign

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.smartdrone.us/ (smartdrone.us/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/smartdrone

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SmartDrone Corporation

[See attached]



SmartDrone Corporation (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: SmartDrone Corporation Management

We have reviewed the accompanying financial statements of SmartDrone Corporation (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
July 11, 2024

SMARTDRONE CORPORATION

STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash & cash equivalents	124,576	287,416
Accounts Receivable	-	40,798
Prepaid Expenses	-	-
Inventory	499,002	602,526
Total Current Assets	623,578	930,740
Non-Current Assets:		
Fixed Asset-net	98,803	161,063
Right-of-Use Asset	103,194	146,771
Capitalized Internal-Use Software Costs	659,284	439,816
Total Non-Current Assets	861,281	747,650
TOTAL ASSETS	1,484,859	1,678,390
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	320	1,193
Insurance Payable	8,031	-
Deferred Revenue	20,739	6,200
Trust Accounts Payable	-	121,798
Interest Payable	46,510	-
Lease Liability - Short Term	16,738	16,351
Other Current Liabilities	-	-
Total Current Liabilities	92,338	145,542
Non-Current Liabilities:		
Lease Liability - Long Term	108,233	161,532
SAFE Note	2,278,942	2,278,942
Note Payable - Related Party	3,504,988	2,021,058
Total Non-Current Liabilities	5,892,163	4,461,532
TOTAL LIABILITIES	5,984,501	4,607,074
EQUITY		
Common Stock - Class F	19	19
Common Stock - Class A	-	-
Additional Paid-in Capital	1,200,083	1,200,083

Accumulated Deficit	(5,699,744)	(4,128,786)
TOTAL EQUITY	(4,499,642)	(2,928,684)
TOTAL LIABILITIES AND EQUITY	1,484,859	1,678,390

SMARTDRONE CORPORATION

STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Sales Revenue	410,145	266,893
Service Revenue	365,484	137,640
Sales Returns and Allowances	(1,909)	(2,500)
Cost of Goods Sold	(218,957)	(346,683)
Cost of Services	(138,635)	-
Gross Profit	416,128	55,350
Operating Expenses		
Payroll Expenses	1,088,799	699,184
Advertising and Marketing	146,560	187,105
General and Administrative Expenses	326,003	375,924
Insurance Expenses	51,440	66,920
Operating Lease Expense	44,667	44,667
Vehicle Lease	12,000	6,000
Professional Fees	31,475	119,830
Repair and Maintenance	30,280	10,834
Taxes and Licenses	13,043	19,711
Contractors	-	436
Research and Development	-	-
Amortization	135,031	58,089
Depreciation	66,373	81,972
Total Operating Expenses	**1,945,671**	**1,670,672**
Total Loss from Operations	**(1,529,543)**	**(1,615,322)**
Other Expense		
Interest Income	69	2
Other Income	12,866	-
Interest Expense	(48,599)	-
Other Expenses	(11,399)	-
Total Other Income/Expense	**(47,063)**	**2**

Earnings (Losses) Before Income Taxes, Depreciation, and Amortization	(1,328,139)	(1,475,261)
Provision for Income tax	-	-
Net Income (Loss)	(1,576,606)	(1,615,320)

SMARTDRONE CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Class A Shares		Class F Shares			Retained earnings	Total Shareholder's
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 1/1/22	48,200	0.48	1,886,071	19	1,200,083	(2,522,472)	(1,322,370)
Issuance of Common Stock	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
Prior Period Adjustment	-	-	-	-	-	9,006	9,006
Net income (loss)	-	-	-	-	-	(1,615,320)	(1,615,320)
Ending balance at 12/31/22	48,200	0.48	1,886,071	19	1,200,083	(4,128,786)	(2,928,684)
Issuance of Common Stock	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
Prior Period Adjustment	-	-	-	-	-	5,648	5,648
Net income (loss)	-	-	-	-	-	(1,576,606)	(1,576,606)
Ending balance at 12/31/23	48,200	0.48	1,886,071	19	1,200,083	(5,699,744)	(4,499,642)

SMARTDRONE CORPORATION

STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(1,576,606)	(1,615,320)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	66,373	81,972
Amortization	135,031	58,089
Accounts Receivable	40,798	(40,798)
Prepaid Expenses	-	3,325
Inventory	103,524	(520,804)
Accounts Payable	12,215	8,633
Insurance Payable	8,031	-
Deferred Revenue	14,539	6,200
Trust Accounts Payable	(121,798)	56,799
Interest Payable	46,510	-
Other Current Liabilities	-	(4,175)
Operating Lease	(54,000)	(38,000)
Amortization of Right-of-Use Asset	43,577	43,227
Vehicle Lease payment	(12,000)	(6,000)
Prior Period Adjustment	5,648	9,006
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	288,448	(342,526)
Net Cash provided by (used in) Operating Activities	(1,288,158)	(1,957,846)
INVESTING ACTIVITIES		
Fixed Asset-net	(4,113)	(243,035)
Capitalized Internal-Use Software Costs	(354,499)	(497,905)
Net Cash provided by (used in) Investing Activities	(358,612)	(740,940)
FINANCING ACTIVITIES		
SAFE Note	-	-
Note Payable - Related Party	1,483,930	2,000,000
Common Stock - Class F	-	-
Common Stock - Class A	-	-

Additional Paid-in Capital	-	-
Net Cash provided by (used in) Financing Activities	1,483,930	2,000,000
Cash at the beginning of period	287,416	986,202
Net Cash increase (decrease) for period	(162,840)	(698,786)
Cash at end of period	124,576	287,416

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

SmartDrone Corporation ('the Company") was formed in Delaware on February 25, 2020. The Company generates revenue by manufacturing and selling commercial Light Detection and Ranging (LiDAR) and camera drones. The Company also operates as a drone services provider (DSP). The drones and services provide topography, LiDAR, and orthomosaic data to its customers. The current customer base primarily consists of registered professional land surveyors who are based in the United States.   The Company's headquarters is in Tyler, Texas.

The Company will conduct a crowdfunding campaign under Regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses the past two years and may continue to generate losses.   The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern.   The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $124,576 and $287,416 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

<u>Accounts Receivable</u>
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company. The Company did not have any receivables as of December 31, 2022 and December 31, 2023.

Inventory

Inventory consisted primarily of raw materials, work in process, and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2022 amounted to $499,002 and $602,526, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Computers	5	16,938	10,278	-	6,660
Machinery & Equipment	5-7	237,272	145,129	-	92,143
Grand Total	-	254,210	3,224	-	98,803

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to

be five (5) years. As of December 31, 2023 and 2022, the capitalized internal-use software cost amounted to $659,284 and $439,816, respectively.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On May 11, 2020, the Company entered into a lease agreement with Invest in Tyler LLC for a building that includes an office and a warehouse. The original lease term was thirty-six months, and it has been renewed for an additional thirty-six months, extending the lease until May 10, 2026.

Lease Expenses

	Year Ending 2023
Operating Lease	44,667

Maturity Analysis

Year	Operating
2024	54,000
2025	54,000
2026	18,000
Total Undiscounted cash flows	126,000
Less: Present Value Discount	(1,029)
Total Lease Liabilities	124,971

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company operates by identifying and analyzing its performance obligations upon signing customer contracts. Revenue streams of the company encompass (1) sales of discovery drones and accessories; (2) professional services involving planning, aerial drone operations, and data collection; and (3) data processing services. Revenue is recognized upon delivery of drone and accessory sales to the customer. Additionally, revenue is recognized upon performance of professional services which include planning, flying, and collecting data using aerial drones; and data processing services to meet customer specifications.

The Company typically engages in sales on credit, with customers remitting half of the payment upon ordering and the remaining half upon receipt of the delivery. In cases where upfront payment is received before services or products are delivered, the Company ensures prompt fulfillment of its performance obligation upon the actual delivery of the services or products. This approach ensures that revenue recognition aligns with the completion of the performance obligations as stipulated in customer agreements.

When performance obligations are yet to be fulfilled, the Company defers revenue for prepaid services. The Company effectively manages its revenue recognition processes while maintaining customer satisfaction through timely service delivery.

Advertising and Marketing Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of office expenses, telephone, utilities, meals, web services, general insurance, travel, dues and subscriptions, bank fees, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Rob Cammack, CEO, owns Arrow Ventures Corporation which is the majority owner of SmartDrone Corporation.

Additionally, Rob Cammack, CEO also owns Spero Partners LP. As of December 31, 2023 and 2022, the Company has outstanding Note payable to Spero Partners LP amounting to $3,504,988 and $2,021.058, respectively (See note 5).

Lastly, Rob Cammack, CEO owns Belle Chanson LLC which the Company leases trucks from and Invest In Tyler LLC which the company leases its headquarters building from.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2023 and 2022, the Company entered into SAFE agreement (Simple Agreement for Future Equity) with a related party. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 30% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were at $20M.

Notes Payable - The Company has entered into a note agreement with Spero Partners LP, a related party to establish a line of credit for the purposes of funding operations, see Note 3 above. Initially, on May 16, 2022, the Company could access up to $2,000,000 under this agreement. A modification on February 8, 2023, increased the credit limit to $2,500,000. Subsequently, on May 10, 2023, the total line of credit was extended to $5,000,000. The interest on the note ranges from 2.66% to 3.72%. The note will mature no later than the fifth anniversary date of the original agreement, May 16, 2027. As of December 31, 2023 and 2022, the notes payable amounted to $3,504,988 and $2,021,058, respectively.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares, 8,000,000 of these shares are classified as Class F Common Stock having a par value $0.00001, and 2,000,000 shares are classified as Class A Common Stock having a par value of $0.00001. As of December 31, 2023 and 2022, 1,886,071 Class F shares and 48,200 Class A shares were issued and outstanding.

Voting: Each holder of shares of Class F Common Stock shall be entitled to two (2) votes for each share of Class A Common Stock. Meanwhile, each holder of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock.

Dividends: The holders of Class F Common Stock and Class A Common Stock are entitled to share equally in dividends and other distributions of cash, property or shares of stock when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 11, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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GET A PIECE OF SMARTDRONE

The U.S.A. Drone Company®

We are SmartDrone. With $1.5 million in revenue and impressive 94% year-over-year growth, we believe our innovative drone technology is poised to be one of the leaders in the land surveyor market. We are unique because we offer our customers the full range of dron...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

SMARTDRONE

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

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$1.23 Per Share

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	VALUATION
$260.76	$10.81M

REASONS TO INVEST

Our tech gets results, nailed the model with repeat customers, & we're ready to scale with $1.5M in revenue and 94% YoY growth. We believe our expansion showcases strong demand for our innovative tech & services.

SmartDrone is fully integrated, executing drone manufacturing, software development, & comprehensive services, ensuring superior quality, operational efficiency, & a comprehensive solution for land surveying needs.

Our addressable market, valued at $95B, is projected to hit $689B by 2030. We estimate that with less than 5% of 50K surveyors using drone tech, SmartDrone is poised to tap into this massively underserviced market.

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM



Robert Cammack • Chairman and Chief Executive Officer

Rob, Founder and CEO of SmartDrone Corporation, has 25+ years of entrepreneurial experience across multiple industries. An early drone technology investor, he founded SmartDrone in 2020. Rob mentors startups and supports community initiatives throug...

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Drew Whitehurst • Executive VP of Products & Services

Drew, a founding member and Executive VP at SmartDrone, has driven growth since February 2020. With experience from Ingersoll Rand, he led global software and systems engineering teams. His expertise in business operations and strategic ...

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Traci Nichols • Secretary & Treasurer

Traci, a key member of SmartDrone, has 25+ years of experience in auditing, accounting, and HR. She drives initiatives, builds dynamic teams, and ensures financial profitability and ethical integrity, fostering excellence at SmartDrone. Traci will be providing Form C...

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THE PITCH

Building A Legacy of Technological Advancements



SmartDrone is a vertically integrated drone company, specializing in Light Detection and Ranging (LiDAR) and photogrammetric technology that has a variety of applications. We've experienced strong growth with 94% YoY growth, completed nearly 200 projects in 18 states, and are partnered with 36 companies. Our mission is to provide businesses with efficient, accurate, and streamlined drone-enabled solutions.

THE PROBLEM & OUR SOLUTION

Offering Customers Products They Can Trust

At SmartDrone, we believe the land surveying industry has yet to fully harness the potential of drone technology. From our direct engagement with over 900 surveyors, we estimate that less than 5% of the 50,000 licensed land surveyors in the U.S. have ever had a drone on a project and less than 2% have used a LiDAR drone. What we see now is a need for education and building customer trust.



Land Surveyor Drone Adoption
100
75
50
25
0
Market Share %
<5% Adoption
95%+ Need SmartDrone
Innovators
Early Adopters
Early Majority
Late Majority
Laggards

We identify and eliminate the roadblocks surveyors face, enabling seamless technology adoption. Service packages leverage the power of drone mapping and surveying, offering fast, accurate, and cost-

effective data collection and processing solutions for land surveying, civil engineering, construction, mining, and more. Our Discovery 3 drone, combined with our proprietary Pulse Processor, transforms raw sensor data into ready-to-use deliverables, seamlessly integrating into our clients' workflows.

Our Drone Surveying and Mapping Products empower you to COLLECT. PROCESS. DELIVER™ efficiently and profitably.

THE MARKET & OUR TRACTION
Impressive Milestones & Strategic Advances

We've earned over $1.5 million in revenue, achieved 94% year-to-year growth, and completed nearly 200 projects across 18 states. We have Field Application Specialists ready nationwide to bring our on-demand drone LiDAR and orthomosaic data services when and where it is needed. Our target market consists primarily of small, owner-operated companies with less than 20 staff members, 95% of whom lack drone technology experience.



Report Name	Current Global Revenue	Future Global Revenue
Commercial Drones – Global Strategic Business Report	$31.9B 2023	$561.1B 2030
Drone Services Global Market Report	$18.9B 2024	$55.65B 2028
Global Drone Software Market	$7.69B 2024	$18.25B 2030
Global Surveying & Mapping Services Market	$36.47B 2024	$54.42B 2030

Source(s): [Report](#)

SmartDrone stands out as "The U.S.A. Drone Company™." This is important because our government is creating laws restricting, and in some cases, outright banning, the use of Chinese-made drones, like DJI, in the United States. Our drones have fully integrated LiDAR and camera options, eliminating the need for assembly and calibration.



Discovery 3

25% More Accuracy

168% More Performance

150% More Range

Compared to prior model

Sources: The Drone Girl, The Drone Girl

The Future of American-Made Drone Solutions



When you invest in SmartDrone, you're not just backing a company—you're supporting a vision of American craftsmanship and innovation. Your investment enables us to revolutionize aerial data collection, disrupting a $100 billion industry. Join us in transforming how we see and interact with our world and be part of the future of this groundbreaking technology.

Invest in SmartDrone's innovative drone mapping solutions today!

ABOUT

HEADQUARTERS

**2014 Deerbrook Dr
Tyler, TX 75703**

WEBSITE

View Site ↗

We are SmartDrone. With $1.5 million in revenue and impressive 94% year-over-year growth, we believe our innovative drone technology is poised to be one of the leaders in the land surveyor market. We are unique because we offer our customers the full range of drone benefits. SmartDrone provides a complete, full-stack solution for the land surveying industry, from manufacturing drones to developing drone software and providing comprehensive services.

TERMS

SmartDrone

Overview

PRICE PER SHARE
$1.23

VALUATION
$10.81M

DEADLINE ⓘ
Aug. 6, 2024 at 5:53 PM UTC

FUNDING GOAL ⓘ
$15k - $1000k

Breakdown

MIN INVESTMENT ⓘ
$260.76

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$999,999.84

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
12,195

SHARES OFFERED
Class A Common Stock

MAX NUMBER OF SHARES OFFERED
813,008

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this

instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you are a friend, customer, or prospect of SmartDrone as of August 2nd, 2024 you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1

Invest $1,000+ within the first 2 weeks | 5% bonus shares.

Early Bird 2

Invest $5,000+ within the first 2 weeks | 10% bonus shares.

Early Bird 3

Invest $10,000+ within the first 2 weeks | 15% bonus shares.

Early Bird 4

Invest $20,000+ within the first 2 weeks | 20% bonus shares.

Early Bird 5

Invest $50,000+ within the first 2 weeks | 25% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1

Invest $5,000+ between [day 35 - 40] and receive 10% bonus shares.

Flash Perk 2

Invest $5,000+ between [day 60 - 65] and receive 10% bonus shares.

Amount-Based Perks

Tier 1 Perk

Invest $1,000+ and be included on our Thank You Page.

Tier 2 Perk

Invest $5,000+ and be included on our Thank You Page + 5% bonus shares.

Tier 3 Perk

Invest $10,000+ and be included on our Thank You Page + 10% bonus shares.

Tier 4 Perk

Invest $25,000+ and be included on our Thank You Page, a 30-minute Zoom call with leadership, + 15% bonus shares.

Tier 5 Perk

Invest $50,000+ and be included on our Thank You Page; a 30-minute Zoom call with leadership, HQ tour with dinner**, + 20% bonus shares.

Tier 6 Perk

Invest $75,000+ and be included on our Thank You Page; a 30-minute Zoom call with leadership, HQ tour with dinner**, 100-acre Ascent Package***, + 20% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**Travel and lodging at your cost.

***In the contiguous U.S., schedule within 6 months.

The 10% StartEngine Venture Club Bonus

SmartDrone Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $1.23 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $123. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[Opening Scene: Aerial shots of drones flying over various terrains, SmartDrone logo appears]

Narrator: Here at SmartDrone, our mission is clear—to revolutionize how land surveyors work by providing our drone technology and professional services to nearly 50,000 surveyors. They are still doing topographical mapping the traditional way. Our tech helps surveyors work up to 30 times faster and increase their profits! (alt: Our tech lifts surveyors out of the Stone Age and into the drone age!)

On-screen copy: Our Market Focus 50,000 Land Surveyors

[Cut to dynamic visuals of SmartDrone technology in use, satisfied customers, and team collaboration]

Narrator: The total addressable market for commercial drones, services, software, surveying and mapping is currently valued at $95 billion annually and is projected to exceed $680 billion by 2030.

On-screen copy: Drones, Services, Software, Surveying, $95B, $680B

Rob: I'm Rob Cammack, Founder and CEO of SmartDrone. In 2020, I established SmartDrone to capitalize on this underserved market and to be "The U.S.A. Drone Company™".

Rob: So far, we have 105 customers with projects and sales in 18 states and have generated over $1.5 million in lifetime revenue!

Smart Drone Revenue Documentation on 07.11.2024.pdf

[Cut to Drew Whitehurst speaking directly to the camera]

Drew: I'm Drew Whitehurst, Executive Vice President responsible for the product and services businesses. With our combined expertise, Rob and I strive to drive growth and create opportunities to win!

Rob: We generate recurring revenue by serving as the drone department for surveying companies across the US. Our vertically integrated business model allows us to meet the full range of our clients' needs.

On-screen copy: Discovery Drones, Pulse Processor, Professional Services, Data Processing [Cut to visuals of the Discovery 3 drone in action, highlighting its features]

Narrator: Our Discovery 3 drone is an integrated Lidar and Camera platform. It requires only a single operator and works with the surveyor's equipment. Our industrial-grade lidar sensor gives

surveyors the power to see through the trees from above, creating fast and accurate survey-grade deliverables.

Narrator: Our Professional Services act as a high-value, on-demand technical workforce, enabling smaller surveying companies to compete with larger firms.

[Cut to data processing department at work]

Narrator: Our Data Processing Department, overseen by a Certified Data Scientist, ensures expert quality control and brings our clients extra convenience and cost savings.

[Cut to Rob speaking directly to the camera again]

Rob: Right Now! - We have seen there are significant developments in the US drone market. Bipartisan support is driving efforts to remove Chinese-manufactured drones from the US due to security concerns. This geopolitical shift can present a massive opportunity for American drone companies to capture market share.

[Cut to closing scene: SmartDrone logo, Rob speaking directly to the camera]

Rob: We invite you to join us in revolutionizing the land surveying industry. We aim to build our sales department, recruit more technical service providers, and continue developing the Discovery Drone Platform. Visit StartEngine today to invest in SmartDrone and be part of the future of drone technology.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:18 PM 02/25/2020
FILED 03:18 PM 02/25/2020
SR 20201497309 - File Number 7869744

CERTIFICATE OF INCORPORATION
OF
SMARTDRONE CORPORATION

ARTICLE I: NAME

The name of this corporation is SmartDrone Corporation (the "*Corporation*").

ARTICLE II: REGISTERED OFFICE

The name and address of the registered agent for service of process of the Corporation in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

ARTICLE III: PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "*DGCL*").

ARTICLE IV: AUTHORIZED SHARES

A.   *Classes of Stock.* The Corporation is authorized to issue two classes of capital stock to be designated, respectively, "*Class F Common Stock*" and "*Class A Common Stock*." The total number of shares of capital stock authorized to be issued is 10,000,000 shares. 8,000,000 shares shall be Class F Common Stock, par value $0.00001 per share ("*Class F Common Stock*"), and 2,000,000 shares shall be Class A Common Stock, par value $0.00001 per share ("*Class A Common Stock*"). The Class F Common Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein.

B.   *Rights, Preferences and Restrictions.*

1.   Voting Rights.

(a) Except as otherwise provided herein or by applicable law, the holders of shares of Class F Common Stock and Class A Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation. There shall be no cumulative voting.

(b) Each holder of shares of Class F Common Stock shall be entitled to two (2) votes for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(c) Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation; provided that except as otherwise required by law, holders of Class A Common Stock shall not be entitled to vote on any amendment to (or waiver of any provision of) this Certificate of Incorporation that relates solely to the terms of the Class F Common Stock, if the holders of the Class F Common Stock are entitled to vote thereon pursuant to this Certificate of Incorporation or pursuant to Delaware General Corporation Law.

(d) The authorized number of shares of Class F Common Stock and Class A Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority of the shares of capital stock of the Corporation entitled to vote, voting as a single class, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

1.1   Class F Common Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Class F Common Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law) the written consent or affirmative vote of the Requisite Holders (defined herein and hereto as the holders of at least a majority of the outstanding shares of Class F Common Stock), given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter the rights, powers or privileges of the Class F Common Stock set forth herein or in the Bylaws, as then in effect, in a way that adversely affects the Class F Common Stock;

(b)   increase or decrease the authorized number of shares of any class or series of capital stock;

(c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Class F Common Stock;

(d)   redeem or repurchase any shares of Class A Common Stock or Class F Common Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e)   declare or pay any dividend or otherwise make a distribution to holders of Class F Common Stock or Class A Common Stock;

(f)   increase or decrease the number of directors of the Corporation;

(g)   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do

any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section.

2.   Dividends.   Subject to all of the rights of any class of stock authorized after the effective date of this provision of Section 2 ranking senior to the Common Stock as to dividends, if any, outstanding at any time, the holders of Class F Common Stock and Class A Common Stock shall be entitled to share equally, on an as-converted basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefore; *provided, however*, that, unless otherwise determined by the Board of Directors of the Corporation, in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class F Common Stock shall receive Class F Common Stock or rights to acquire Class F Common Stock, as the case may be, and the holders of Class A Common Stock shall receive Class A Common Stock or rights to acquire Class A Common Stock, as the case may be.

3.   Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

(a)   Payments to Holders of Class F Common Stock.   In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Class A Common Stock by reason of their ownership thereof, the holders of shares of Class F Common Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Class F Common Stock, plus any dividends declared but unpaid thereon, If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Class F Common Stock the full amount to which they are entitled under this Section 3(a), the holders of shares of Class F Common Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Class F Common Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b)   Payments to Holders of Class A Common Stock.   In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Class F Common Stock as provided in Section 3(b), the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Class F Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

(c)   Deemed Liquidation Events.

Definition. Each of the following events is a *"Deemed Liquidation Event"* unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

1.   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section, all shares of Class F Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Class F Common Stock are converted or exchanged; or

2.   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

3.   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

4.   Dividends. The Corporation shall declare all dividends pro rata on the Class A Common Stock and the Class F Common Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.

5.   Redeemed or Otherwise Acquired Shares. Any shares of Class F Common Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Class F Common Stock following any such redemption.

6.   Waiver. Any of the rights, powers, privileges and other terms of the Class F Common Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Class F Common Stock by the affirmative written consent or vote of the Requisite Holders.

7.   Notice of Record Date. In the event:

(a)   the Corporation takes a record of the holders of its Class F Common for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Class A Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Class F Common Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Class A Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Class F Common Stock) will be entitled to exchange their shares of Class A Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Class F Common Stock and the Class A Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8.   Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Class F Common Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE V: PREEMPTIVE RIGHTS

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VI: BYLAW PROVISIONS

A. *Amendment of Bylaws.* Subject to any additional vote required herein or by the bylaws of the Corporation (the *"Bylaws"*), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. *Number of Directors.* Subject to any additional vote required, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. **Ballot.** Elections of directors need not be by written ballot unless the Bylaws so provide.

D. *Meetings & Books.* Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE VII: DIRECTOR LIABILITY

A. *Limitation of Director's Liability.* To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, a director of this Corporation shall not be personally liable to this Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

B. *Indemnification of Directors and Officers.* To the fullest extent permitted by applicable law, this Corporation is authorized to provide indemnification of, and advancement of expenses to, directors, officers, employees and other agents of this Corporation and any other persons to which the DGCL permits this Corporation to provide indemnification.

C. *Repeal or Modification.* Any repeal or modification of this Article VII, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of this Corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

ARTICLE VIII: CHANGES TO CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

ARTICLE IX: ELECTION OF DIRECTORS

Election of directors at an annual or special meeting of stockholders need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE X: AUTHORITY OF THE BOARD

Except as otherwise provided in this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE XI: COURT PROCEEDINGS

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL; or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice or and to have consented to this provision.

ARTICLE XII: NAME OF INCORPORATOR

The name of the Corporation's incorporator is Robert W. Cammack, and the incorporator's mailing address is 2014 Deerbrook Dr, Tyler , Texas 75703.

* * * * *

IN WITNESS WHEREOF, this Certificate of Incorporation has been signed by the incorporator of the Corporation on this _2 / 25_ ___, 2020.

By: _____

Robert W. Cammack
Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "SMARTDRONE

CORPORATION", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF

JULY, A.D. 2024, AT 4:50 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

7869744 8100

SR# 20243251354

Authentication: 204050330

Date: 07-30-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

SmartDrone Corporation

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "IV   " so that, as amended, said Article shall be and read as follows:

Please see attached Addendum A

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this ___26th___ day of _July_, 20_24_.

By: _Traci Nichols_
Authorized Officer
Title: Secretary

Name: Traci Nichols
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:50 PM 07/26/2024
FILED 04:50 PM 07/26/2024
SR 20243251354 - File Number 7869744

Addendum A

Article IV, Section A of the Certificate of Incorporation is hereby amended to increase the number of authorized shares of Class A Common Stock and shall read in its entirety as follows: "ARTICLE IV: AUTHORIZED SHARES A. Classes of Stock. The Corporation is authorized to issue two classes of capital stock to be designated, respectively, "Class F Common Stock" and "Class A Common Stock." The total number of shares of capital stock authorized to be issued is 26,000,000 shares. 8,000,000 shares shall be Class F Common Stock, par value $0.00001 per share ("Class F Common Stock"), and 18,000,000 shares shall be Class A Common Stock, par value $0.00001 per share ("Class A Common Stock"). The Class F Common Stock and Class A Common Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein.